Exhibit (a)(7)

D-324

Emilie H Elias

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28

ORIGINAL

90045

A6029

Complex

FILED

SUPERIOR COURT OF CALIFORNIA

COUNTY OF LOS ANGELES

MAY 27 2011

John A. Clarke, Executive Officer/Clerk

BY , Deputy

Mary Flores

ROBBINS UMEDA LLP

BRIAN J. ROBBINS (190264)

STEPHEN J. ODDO (174828)

600 B Street, Suite 1900

San Diego, CA 92101

Telephone: (619) 525-3990

Facsimile: (619) 525-3991

Attorneys for Plaintiff

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF LOS ANGELES

MITCHELL ANDERSON, on Behalf of )

Himself and All Others Similarly Situated, )

)

Plaintiff, )

)

v. )

)

CALIFORNIA PIZZA KITCHEN, INC., )

LARRY S. FLAX, )

RICHARD L. ROSENFIELD, )

CHARLES G. PHILLIPS, )

ALAN I. ROTHENBERG, )

LESLIE E. BIDER, )

MARSHALL S. GELLER, )

GOLDEN GATE CAPITAL )

OPPORTUNITY FUND, L.P., )

CPK HOLDINGS INC., )

CPK MERGER SUB INC., )

and DOES 1-25, inclusive, )

)

Defendants. )

Case No. BC462400

CLASS ACTION

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

BY FAX

CIT/CASE: BC462400 LEA/DEF#:

RECEIPT #: CCH478057083

DATE PAID: 05/27/11 01:26:16 PM

PAYMENT: $945.00 0310

RECEIVED:

CHECK: 945.00

CASH:

CHANGE:

CARD:

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

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SUMMARY OF THE ACTION

1. This is a shareholder class action brought by plaintiff on behalf of holders of common stock of California Pizza Kitchen, Inc. (“CPK” or the “Company”) against CPK, CPK’s Board of Directors (the “Board”), Golden Gate Capital Opportunity Fund, L.P. (“Golden Gate”), CPK Holdings Inc. (“CPK Holdings”), and CPK Merger Sub Inc. (“Merger Sub”). This action seeks to enjoin defendants from further breaching their fiduciary duties in their pursuit of a sale of the Company at an unfair price through an unfair and self-serving process to Golden Gate (the “Proposed Acquisition”).

2. CPK, founded in 1985, is a leading casual dining chain that features specialty hearth-baked pizzas. CPK has 265 restaurants throughout thirty-two states and a growing international presence with restaurants currently in eleven foreign countries. Of CPK’s restaurants, 205 are company-owned and sixty operate under franchise or license agreements. Through a licensing agreement with Nestle USA, Inc., the Company’s frozen products are available at approximately 20,000 points of distribution throughout the United States. As pointed out in the Los Angeles Times, CPK has seen considerable success “from its line of frozen foods sold in grocery stores, and renewed emphasis on catering.”

3. The United States restaurant industry has struggled over the past several years as consumer spending has dropped in the difficult economic environment. The industry is beginning to turn around, however, and in 2010 recorded sales growth of about 3.0%. In 2011, industry sales growth is expected to accelerate and, as consumer spending improves, the broader restaurant industry is anticipated to return to a healthy growth rate. CPK is well-positioned to reap the benefits of this turnaround. Indeed, David E. Tarantino, an analyst with Robert W. Baird & Co. stated in a May 25, 2011 report that, “[a]s consumer spending normalizes, we see potential for CPKI to grow EPS 13-18% annually through unit expansion, same-store growth, increased franchising and licensing, margin improvement, and share repurchases.”

4. However, the Board has decided to sell the Company now via a tender offer at the grossly inadequate price of $18.50 per share (the “Proposed Consideration”), rather than having CPK’s shareholders continue to participate in the Company’s upside. Worse, the Proposed

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Consideration represents a mere 10.7% premium over CPK’s stock price before the Proposed Acquisition was announced. This premium is less than a quarter of the average premium offered comparable deals within the last three years (43%), according to data compiled by Bloomberg. The Proposed Consideration is also substantially lower than the target prices set for CPK’s stock by equity research analysts. When the Proposed Acquisition was announced, no fewer than six analysts had target prices for CPK higher than the Proposed Consideration, including as high as $24, 30% above than the Proposed Consideration.

5. The Proposed Acquisition and inadequate Proposed Consideration have also been met with disappointment by a major shareholder of CPK, Clinton Group, Inc. (“Clinton Group”), owner of more than five percent of the Company’s outstanding shares. Despite the grossly inadequate Proposed Consideration and pushback from a major shareholder, however, the Board agreed to the Proposed Acquisition.

6. While the Board is intent on cashing out the Company’s shareholders at an unfair price, the Company’s fiduciaries will receive immediate benefits from the closing of the Proposed Acquisition. For instance, defendants Larry S. Flax (“Flax”) and Richard L. Rosenfield (“Rosenfield”), CPK’s Co-Chairmen of the Board, Co-Chief Executive Officers, and Co-Presidents, are expected to continue in their lucrative and prestigious positions with the post-Proposed Acquisition company. Should either Flax or Rosenfield not continue their employment as a result of the change of control, he will be entitled to a severance package worth in excess of $2.3 million. To help ensure that the Proposed Acquisition is completed and that they receive the aforementioned benefits, defendants Flax and Rosenfield, along with certain other CPK officers and their affiliates, entered into agreements pursuant to which they will tender their shares in the tender offer (each a “Tender Agreement”). The Tender Agreements ensure that approximately 11% of the Company’s outstanding shares will be tendered in the offer.

7. Because defendants dominate and control the business and corporate affairs of CPK, there exists an imbalance and disparity of economic power between them and the public shareholders of CPK. Therefore, it is inherently unfair for defendants to execute and pursue any Proposed Acquisition agreement under which they will reap disproportionate benefits to the

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exclusion of obtaining the maximum shareholder value. Nonetheless, instead of attempting to negotiate a contract reflecting the best consideration reasonably available for CPK’s shareholders, who they are duty-bound to serve, defendants disloyally placed their own interests and the interests of Golden Gate first and tailored the terms and conditions of the Proposed Acquisition to meet their own personal needs and objectives.

8. To remedy the Individual Defendants’ (as defined herein) breaches of fiduciary duty and other misconduct, plaintiff seeks, inter alia: (i) injunctive relief preventing consummation of the Proposed Acquisition unless and until the Company adopts and implements a procedure or process to obtain a transaction that provides the best possible terms for shareholders; (ii) a directive to the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of CPK shareholders; and (iii) rescission of, to the extent already implemented, the Proposed Acquisition agreement or any of the terms thereof.

JURISDICTION AND VENUE

9. This Court has jurisdiction over the cause of action asserted herein pursuant to the California Constitution, Article VI, §10, because this case is a cause not given by statute to other trial courts.

10. This Court has jurisdiction over this action because certain of the defendants conduct business in and/or have sufficient minimum contacts with California. CPK is a citizen of California as it has its principal place of business at 6053 West Century Boulevard, 11th Floor, Los Angeles, California.

11. Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

PARTIES

12. Plaintiff Mitchell Anderson is a shareholder of CPK.

13. Defendant CPK is a Delaware corporation and a leading casual dining chain that offers an assortment of premium hearth-baked pizzas and distinctive pastas, salads, appetizers, soups, sandwiches, and desserts. CPK currently owns, licenses, or franchises 265 locations across approximately thirty-two states and eleven foreign countries, 205 of which are company-

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owned and sixty of which operate under franchise or license agreements. Upon completion of the Proposed Acquisition, CPK will become a wholly-owned subsidiary of CPK Holdings.

14. Defendant Flax is CPK’s Co-Chairman of the Board and has been since March 1985; Co-Chief Executive Officer and has been since July 2003; and Co-President and has been since January 2004. Flax was also CPK’s Co-Chief Executive Officer from 1985 to 1996. Flax co-founded CPK in 1985. In connection with the Proposed Acquisition, Flax entered into a Tender Agreement, pursuant to which he agreed to tender all his shares of CPK common stock and to vote in favor of the Proposed Acquisition.

15. Defendant Rosenfield is CPK’s Co-Chairman of the Board and has been since March 1985; Co-Chief Executive Officer and has been since July 2003; and Co-President and has been since January 2004. Rosenfield was also CPK’s Co-Chief Executive Officer from 1985 to 1996. Rosenfield co-founded CPK in 1985. In connection with the Proposed Acquisition, Rosenfield entered into a Tender Agreement, pursuant to which he agreed to tender all his shares of CPK common stock and to vote in favor of the Proposed Acquisition.

16. Defendant Charles G. Phillips is CPK’s Lead Independent Director and has been since at least April 2005 and a director and has been since November 2000.

17. Defendant Alan I. Rothenberg is a CPK director and has been since April 2006.

18. Defendant Leslie E. Bider is a CPK director and has been since May 2008.

19. Defendant Marshall S. Geller is a CPK director and has been since May 2008.

20. Defendant Golden Gate is a Delaware limited liability company and private equity investment firm with approximately $9 billion of capital under management. Golden Gate generates returns for investors through buyout and growth equity investments across a wide variety of industries. Golden Gate’s principal executive offices are located at One Embarcadero Center, Suite 3900, San Francisco, California.

21. Defendant CPK Holdings is a Delaware corporation and an affiliate of Golden Gate.

22. Defendant Merger Sub is a Delaware corporation and a wholly-owned subsidiary of CPK Holdings. Merger Sub is also an affiliate of Golden Gate. In connection with the

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Proposed Acquisition, Merger Sub will commence a tender offer to acquire all of the outstanding shares of CPK common stock. Upon completion of the Proposed Acquisition, Merger Sub will merge with and into CPK.

23. The defendants named above in 14-19 are sometimes collectively referred to herein as the “Individual Defendants.”

24. The true names and capacities of defendants sued herein under California Code of Civil Procedure §474 as Does 1 through 25, inclusive, are presently not known to plaintiff, who therefore sues these defendants by such fictitious names. Plaintiff will seek to amend this Complaint and include these Doe defendants’ true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class (as defined herein).

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

25. Under Delaware law, the officers and directors of a publicly traded corporation have fiduciary duties of loyalty, good faith, and care to shareholders. To diligently comply with these duties, neither the officers nor the directors may take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) will discourage, inhibit, or deter alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits themselves from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the officers and/or directors with preferential treatment at the expense of, or separate from, the public shareholders.

26. In accordance with their duties of loyalty and good faith, the Individual Defendants, as officers and/or directors of CPK, are obligated under Delaware law to refrain from:

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(a) participating in any transaction where the officers or directors’ loyalties are divided;

(b) participating in any transaction where the officers or directors receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

27. Defendants, separately and together, in connection with the Proposed Acquisition, are knowingly or recklessly violating their fiduciary duties and/or aiding and abetting such breaches, including the Individual Defendants’ duties of loyalty, good faith, and independence owed to plaintiff and other public shareholders of CPK. Certain of the Individual Defendants stand on both sides of the transaction, are engaging in self-dealing, and are obtaining for themselves personal benefits, including personal financial benefits not shared equally by plaintiff or the Class. Certain CPK executives are also retaining their prestigious and lucrative positions and compensation at the post-Proposed Acquisition company. These executives have managed to secure for themselves substantial employment at the expense of the shareholders’ best interests. Accordingly, the Proposed Acquisition will benefit the Individual Defendants in significant ways not shared with Class members. As a result of the Individual Defendants’ self-dealing and divided loyalties, neither plaintiff nor the Class will receive adequate or fair value for their CPK common stock in the Proposed Acquisition.

28. Because the Individual Defendants are knowingly or recklessly breaching their duties of loyalty, good faith, and independence in connection with the Proposed Acquisition, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price, and terms, is placed upon defendants as a matter of law.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

THE PROPOSED ACQUISITION

29. On May 25, 2011, CPK and Golden Gate jointly issued the following press release announcing that the Individual Defendants had agreed to sell CPK to Golden Gate for $18.50 per CPK share:

California Pizza Kitchen, Inc. (NASDAQ: CPKI) (the “Company” or “CPK”) and Golden Gate Capital today announced that they have entered into a definitive agreement under which an affiliate of Golden Gate Capital will acquire the Company for $18.50 per share in cash, or approximately $470 million. The purchase price represents a 32% premium to the 30-day average price prior to the Company’s Board of Directors (the “Board”) authorizing management to begin exploring strategic and financial alternatives on February 23, 2010, and a 15% premium to the 30-day average price prior to the announcement of the transaction. The transaction is currently expected to close in the third quarter of this year.

The announcement follows a comprehensive review undertaken by the Board to maximize stockholder value. The Company formed a special committee, comprised of independent directors, and retained financial advisors to evaluate strategic and financial alternatives. After a thorough assessment, the special committee unanimously recommended and the Board of Directors unanimously approved the agreement. The Board of Directors unanimously recommends that the Company’s stockholders tender their shares in the tender offer.

Rick Rosenfield and Larry Flax, co-Chief Executive Officers, co-Chairmen of the Board and co-founders of California Pizza Kitchen, stated, “This announcement represents a very positive outcome for our stockholders and we believe it is also a great development for our employees, guests and business partners. We are very excited as we open a new chapter in the very successful history of CPK. Golden Gate Capital is a leading investor in the restaurant industry, with a proven track record as a value-added partner to its portfolio companies, and we believe that its significant commitment and experience in the sector will benefit all of our stakeholders.”

“We have great respect for the California Pizza Kitchen brand,” said Josh Olshansky, a Managing Director with Golden Gate Capital. “The business that the CPK team has built, with its great product offerings, makes it an ideal fit with our long-term oriented approach to investing. We are very pleased to partner with the Company to continue to invest in the business for the benefit of all its guests, employees and partners.”

Under the terms of the agreement, an affiliate of Golden Gate Capital will commence a tender offer for all of the outstanding shares of the Company no later than June 8, 2011. Closing of the transaction is conditioned upon, among other things, satisfaction of a minimum tender condition, clearance under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976, receipt of funding

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under the financing agreements (solely with respect to the tender offer) and other customary closing conditions. In the event that the minimum tender condition is not met, and in certain other circumstances, the parties have agreed to complete the transaction through a one-step merger after receipt of stockholder approval.

Co-CEOs Rick Rosenfield and Larry Flax, COO/CFO Susan Collyns and Chief Communications Officer Sarah Goldsmith-Grover of California Pizza Kitchen, who together with their affiliates own in the aggregate approximately 11% of the Company’s outstanding shares (assuming vesting and net exercise of all of the options held by them), have entered into agreements pursuant to which they will tender their shares into the offer and, if applicable, vote in favor of the merger.

THE PROPOSED ACQUISITION UNDERVALUES CPK

30. The Proposed Acquisition significantly undervalues the Company and its future prospects. CPK has demonstrated and has in fact projected that it is well-positioned for future expansion and growth. The Company has begun realizing the positive impact of its efforts to streamline its business and expand internationally, and anticipates that it will continue to realize this impact in the future. Nonetheless, the Board has agreed to sell CPK to Golden Gate now in exchange for the grossly inadequate Proposed Consideration.

31. The Proposed Acquisition is the result of a review of strategic alternatives undertaken by CPK’s Board beginning in February 2010 (the “Strategic Review”). However, in the fifteen months between when CPK began that process and when it entered into the Proposed Acquisition, there have been substantial changes in the outlook for the restaurant industry and for CPK specifically. These changes, many of them recent, likely were not taken into full consideration during the Strategic Review process and discussions with potential buyers. For example, since the beginning of the Strategic Review, the restaurant industry has staged a turn around, recording positive sales growth in 2010 that is projected to accelerate in 2011.

32. CPK has also made important and valuable recent strides since the outset of the Strategic Review. During this time, the Company increased its presence internationally. At least ten new restaurants have opened in five different foreign countries, including the opening of CPK’s first restaurants in the rapidly growing economies of China and India as part of the Company’s long-term expansion strategy to broaden CPK’s presence in the region. Nearly all of

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these new restaurants are franchises, which are less risky, cost less, and produce highly profitable royalties for CPK.

33. In addition to international expansion, which is expected to accelerate in 2012, the Company has focused on cutting costs and improving margins. Recently, in February 2011, CPK embarked on a program to optimize its menu and cut labor costs and announced its intention to continue to re-energize the CPK brand throughout 2011. These initiatives, anticipated to have a strong positive impact on the Company’s present and future financial results, were laid out on CPK’s February 10, 2011 conference call by Chief Financial Officer Susan M. Collyns:

We also expect labor expense to decline by 80 basis points due to our menu optimization issue, which was rolled out nationwide, across all stores, on February 1.

As Rick mentioned, this program targets margin and productivity improvements by eliminating 14 lower selling and labor intensive items from the menu. On the heels of the first quarter, we will re-institute our successful bounce-back program in Q2. During that period, we also expect to reap a full quarter benefit from the menu optimization program.

In Q3 and Q4, you’ll see us build on this success by re-energizing the brand, and although we can’t discuss everything for competitive reasons, we do plan to launch a new menu design, as Rick mentioned, and several other compelling new products. Our research confirms that these improvements will resonate with our guests, drive traffic, and, importantly, drive value, and lay the foundation for future price increases to help protect margins.

34. In fact, in a May 5, 2011 press release reporting CPK’s first quarter 2011 financial results, defendants Rosenfield and Flax touted the positive current and expected future impact of the Company’s efforts to streamline its operations and expand its international presence. The press release stated, in pertinent part:

Rick Rosenfield and Larry Flax, co-CEOs of California Pizza Kitchen, stated, “We were pleased that first quarter earnings exceeded our previously estimated range and credit effective cost management at both the restaurant and corporate level for achieving these results. In mid-February, we launched our menu optimization program which reduced hourly labor cost relative to the prior year and shifted our sales mix to higher margin items. We attained these

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productivity and margin gains without sacrificing the guest experience and look forward to realizing the full impact of this initiative throughout the year.”

Rosenfield and Flax continued, “In 2011, we are focusing on several key areas that will serve as a foundation for building sustainable shareholder value. Menu optimization should not only reduce costs, but also scale our menu selections to a level which improves overall execution. New product introductions will include a balance of craveable CPK items as well as seasonal selections and choices in line with health and wellness trends. Our global presence will continue to expand with the expected opening of 10 international franchised locations and we will continue to optimize our four-wall full-service restaurant portfolio. Achieving measurable success across these objectives will not only enhance our brand equity, but also increase our return on assets, bolster our free cash flow, and further strengthen our balance sheet.”

35. Analysts share the optimism regarding CPK’s prospects for future growth and increased profits. For example, in his May 25, 2011 report, analyst David E. Tarantino with Robert W. Baird & Co. outlined the Company’s positive attributes and their impact on CPK’s strong potential for growth:

Solid growth possible. As consumer spending normalizes, we see potential for CPKI to grow EPS 13-18% annually through unit expansion, same-store growth, increased franchising and licensing, margin improvement, and share repurchases.

Industry dynamics. U.S. restaurant industry sales were up about 3% in 2010 and are projected to increase 3.6% in 2011. As the consumer spending environment improves, we believe the broader industry can return to a healthy growth rate, supported by population growth, higher per-capita incomes, and ongoing demand for convenience (due to busy lifestyles).

Distinctive brand. CPK full-service restaurants feature a premium casual dining experience with a range of menu items that contain imaginative combinations of ingredients. Good execution and an innovative food offering have provided a platform for expanding the brand through company-operated unit development and franchising/licensing deals.

Unit opportunity. We see long-term potential for 500+ domestic full-service CPK locations. A sound concept and limited penetration outside of California could support annual unit growth near 8-10% over time, with growth in 2008 (+5%), 2009 (+2%), 2010 (+3%), and 2011E (flat) reflecting slower development amid a challenging spending environment.

Better comps expected in long-run. Same-store growth averaged 5.7% in 2003-2007, solidly outpacing industry averages. Comps averaged -4.3% in 2008-2009 and were -2.3% in 2010 due to a tough consumer macroeconomic backdrop. As the consumer spending environment normalizes, we see potential for annual

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comps of +2-4%, driven by price increases, menu innovation, remodels/refreshes, and greater brand awareness (helped by licensed sales of frozen pizza).

More franchising anticipated. Franchise income should continue to grow through execution of new and existing agreements. Benefits include highly profitable royalties, brand expansion at low investment cost (leading to higher returns), and ability to enter international markets with relatively low risk and with operators that understand local demographics.

Licensing partnership. Royalties from distribution of higher-margin CPK-branded products in the grocery channel were 33% of CPKI’s 2010 pretax income (ex-items). We see potential for meaningful long-term growth based on further expansion of frozen pizzas (via Nestle relationship), line extensions (non-frozen items via partnership with Orval Kent), and marketing.

Margin improvement. Over time, we expect EBIT margin to rebound from low 2010 levels, supported by higher unit-level margin, rising royalty income, and leverage on fixed costs.

ROIC. Company-wide EBITDAR ROIC was 18.5% in 2010 (following 19.5% in 2009); returns should improve over time as margins and royalties rise.

36. Despite CPK’s strong market positioning and future prospects, the Board has agreed to sell the Company now for the grossly inadequate Proposed Consideration of $ 18.50 per CPK share. Equity analysts agree that the Proposed Consideration undervalues the Company and would shortchange its shareholders. Prior to the announcement of the Proposed Acquisition, numerous analysts had maintained target prices for CPK above the Proposed Consideration. For example:

(a) Scott Swanson of Crowell, Weedon & Co. had a target price of $24 per CPK share;

(b) Bill Kavaler of Oscar Grass & Son had a target price of $22 per CPK share;

(c) Lynn Collier of Sterne, Agee & Leach had a target price of $21 per CPK share;

(d) Bryan Elliott of Raymond James had a target price of $20 per CPK share;

(e) Larry Miller of RBC Capital Markets had a target price of $20 per CPK share; and

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(f) Mitchell Speiser of The Buckingham Research Group had a target price of $19.50 per CPK share.

37. In addition to falling substantially below analyst target prices, the 10.7% premium represented by the Proposed Consideration pales in comparison to similar deals in the recent past. According to data from Bloomberg, acquisitions valued above $100 million of companies in CPK’s industry over the last three years have yielded an average premium of over 43%. The fact that the meager 10.7% premium in the Proposed Acquisition is less than a quarter of the average premium in recent comparable transactions strongly suggests that the Proposed Consideration, is inadequate.

38. Indeed, a large CPK shareholder has already spoken out publicly about the inadequacy of the Proposed Consideration. Clinton Group, which owns about 1.26 million CPK shares, has said that it believes there are other alternatives which the Company should consider, including “conducting a leveraged recapitalization and a self-tender offer at or above $19.50 per share.” A May 26, 2011 story in the Los Angeles Times provided further commentary from Clinton Group concerning the inadequacy of the Proposed Consideration:

“We’re not completely discounting a private equity bid, but we want it to be the right price,” said portfolio manager Joseph A. De Perio. He said that if Golden Gate was not willing to pay $20 a share, CPK should consider remaining a public company, buying back some of its stock to bolster the price.

39. As seen above, the consideration offered in the Proposed Acquisition does not reflect the true inherent value of the Company that only the defendants had access to, as officers and directors of CPK, at the time the Proposed Acquisition was announced.

SELF-DEALING

40. By reason of their positions with CPK, the Individual Defendants have access to non-public information concerning the financial condition and prospects of the Company. Thus, there exists an imbalance and disparity of knowledge and economic power between the Individual Defendants and the public shareholders of CPK. Therefore, it is inherently unfair for the Individual Defendants to pursue any proposed acquisition agreement under which they will reap disproportionate benefits to the exclusion of obtaining the best value for shareholders.

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Instead, certain of the Individual Defendants disloyally placed their own interests first, and tailored the terms and conditions of the Proposed Acquisition to meet their own personal needs and objectives. In particular, defendants Flax and Rosenfield helped structure a deal that saw them either continuing in nearly identical positions or receive large cash payouts.

41. The Proposed Acquisition is wrongful, unfair, and harmful to CPK’s public stockholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of the Class members. Specifically, defendants are attempting to deny plaintiff and the Class their shareholder rights through the sale of CPK via an unfair process. Accordingly, the Proposed Acquisition will benefit defendants at the expense of CPK shareholders.

THE UNFAIR AND INADEQUATE PROCESS

42. In order to meet their fiduciary duties, the Individual Defendants are obligated to explore transactions that will maximize shareholder value, and not structure a preferential deal for themselves. Due to the Individual Defendants’ eagerness to enter into a transaction with Golden Gate, they are failing to implement a process to obtain the maximum price for CPK’s shareholders.

43. As a result of defendants’ conduct, CPK’s public stockholders have been and will continue to be denied the fair process and arm’s-length negotiated terms to which they are entitled in a sale of their Company. The Proposed Consideration does not reflect the true inherent value of the Company that was known only to the Individual Defendants, as officers and directors of CPK, and Golden Gate at the time the Proposed Acquisition was announced.

44. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

• Act independently so that the interests of CPK’s public stockholders will be protected;

• Adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of CPK’s public stockholders; and

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• Solicit competing bids to the Golden Gate’s offer to ensure that the Company’s shareholders are receiving the maximum value for their shares.

CLASS ACTION ALLEGATIONS

45. Plaintiff brings this action for himself and on behalf of all holders of CPK common stock which have been or will be harmed by the conduct described herein (the “Class”). Excluded from the Class are the defendants and any individual or entity affiliated with any defendant.

46. This action is properly maintainable as a class action.

47. The Class is so numerous that joinder of all members is impracticable. According to the Company’s U.S. Securities and Exchange Commission filings, there were more than 24.5 million shares of CPK common stock outstanding as of April 29, 2011.

48. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(b) whether the Individual Defendants are engaging in self-dealing in connection with the Proposed Acquisition;

(c) whether the Individual Defendants have breached any of their other fiduciary duties owed to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, and fair dealing;

(d) whether CPK aided and abetted the Individual Defendants’ breaches of fiduciary duties;

(e) whether Golden Gate, CPK Holdings, and/or Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duties; and

(f) whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

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49. Plaintiffs claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

50. Plaintiff has retained competent counsel experienced in litigation of this nature and will fairly and adequately represent and protect the interests of the Class.

51. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

52. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

53. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants and Does 1-15

54. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

55. The Individual Defendants and Does 1-15 have violated the fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of CPK and have acted to put their personal interests ahead of the interests of CPK’s shareholders.

56. By the acts, transactions, and courses of conduct alleged herein, the Individual Defendants and Does 1-15, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value inherent in and arising from CPK.

57. As demonstrated by the allegations above, the Individual Defendants and Does 1-15 failed to exercise the care required, and breached their duties of loyalty, good faith, and independence owed to the shareholders of CPK because, among other reasons:

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(a) they failed to take steps to maximize the value of CPK to its public shareholders;

(b) they failed to properly value CPK and its various assets and operations; and

(c) they ignored or did not protect against the numerous conflicts of interest resulting from the officers’ and directors’ own interrelationships or connection with the Proposed Acquisition.

58. Because Individual Defendants and Does 1-15 dominate and control the business and corporate affairs of CPK, and have access to private, corporate information concerning CPK’s assets, business, and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of CPK which makes it inherently unfair for them to pursue and recommend any proposed acquisition wherein they will reap disproportionate benefits to the exclusion of maximizing shareholder value.

59. By reason of the foregoing acts, practices, and courses of conduct, the Individual Defendants and Does 1-15 have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

60. Unless enjoined by this Court, the Individual Defendants and Does 1-15 will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Acquisition which will exclude the Class from its fair share of CPK’s valuable assets and operations, and/or benefit defendants in the unfair manner complained of herein, all to the irreparable harm of the Class.

61. The Individual Defendants and Does 1-15 are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

62. As a result of the Individual Defendants and Does 1-15’s unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of CPK’s assets and operations. Unless the Proposed Acquisition is enjoined by the Court, the Individual Defendants and Does 1-15 will continue to

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breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Proposed Acquisition terms, and may consummate the Proposed Acquisition, all to the irreparable harm of the members of the Class.

63. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty Against CPK

64. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

65. Defendant CPK aided and abetted the Individual Defendants and Does 1-15 in breaching their fiduciary duties owed to the public shareholders of CPK, including plaintiff and the members of the Class.

66. The Individual Defendants and Does 1-15 owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

67. By committing the acts alleged herein, the Individual Defendants and Does 1-15 breached their fiduciary duties owed to plaintiff and the members of the Class.

68. CPK colluded in or aided and abetted the Individual Defendants and Does 1-15’s breaches of fiduciary duties, and was an active and knowing participant in the Individual Defendants and Does 1-15’s breaches of fiduciary duties owed to plaintiff and the members of the Class.

69. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

THIRD CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty Against

Golden Gate, CPK Holdings, Merger Sub, and Does 16-25

70. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

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71. Golden Gate, CPK Holdings, Merger Sub, and Does 16-25 aided and abetted the Individual Defendants and Does 1-15 in breaching their fiduciary duties owed to the public shareholders of the Company, including plaintiff and the members of the Class.

72. The Individual Defendants and Does 1-15 owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

73. By committing the acts alleged herein, the Individual Defendants and Does 1-15 breached their fiduciary duties owed to plaintiff and the members of the Class.

74. Golden Gate, CPK Holdings, Merger Sub, and Does 16-25 colluded in or aided and abetted the Individual Defendants and Does l-15’s breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants and Does 1-15’s breaches of fiduciary duties owed to plaintiff and the members of the Class.

75. Golden Gate, CPK Holdings, Merger Sub, and Does 16-25 participated in the breach of the fiduciary duties by the Individual Defendants and Does 1-15 for the purpose of advancing their own interests. Golden Gate, CPK Holdings, Merger Sub, and Does 16-25 obtained and will obtain both direct and indirect benefits from colluding in or aiding and abetting the Individual Defendants and Does 1-15’s breaches. Golden Gate, CPK Holdings, Merger Sub, and Does 16-25 will benefit, inter alia, from the acquisition of the Company at an inadequate and unfair price if the Proposed Acquisition is consummated.

76. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief, in his favor and in favor of the Class and against defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Declaring and decreeing that the Proposed Acquisition represents a breach of the fiduciary duties of defendants and is therefore unlawful and unenforceable;

C. Rescinding, to the extent already implemented, the Proposed Acquisition;

D. Enjoining defendants, their agents, counsel, employees, and all persons acting in

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concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process reasonably designed to enter into a merger agreement providing the best possible value for shareholders;

E. Directing the Individual Defendants and Does 1-15 to exercise their fiduciary duties to commence a sale process that is reasonably designed to secure the best possible consideration for CPK and obtain a transaction which is in the best interests of CPK’s shareholders;

F. Imposition of a constructive trust in favor of plaintiff and members of the Class, upon any benefits improperly received by defendants as a result of their wrongful conduct;

G. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

H. Granting such other and further equitable relief as this Court may deem just and proper.

DATED: May 27, 2011

ROBBINS UMEDA LLP

BRIAN J. ROBBINS

STEPHEN J. ODDO

BRIAN J. ROBBINS

600 B Street, Suite 1900

San Diego, CA 92101

Telephone: (619) 525-3990

Facsimile: (619) 525-3991

Attorneys for Plaintiff

615558

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